SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Twin Lakes, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

None
(CUSIP Number)

Elliot Lutzker, Esq. Snow Becker Krauss P.C. 605 Third Avenue, New York, New York 10158-0125 (212) 687-3860
(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)

January 12, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Name of Reporting Person - I.R.S. Identification No. of person.

SBK Investment Partners

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO (SEE ITEM 3)

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization		New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

	7.	Sole Voting Power	813,333

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	813,333

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

866,666

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]

13.	Percent of Class Represented by Amount in Row (11)

21.7%

14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. None

1.	Name of Reporting Person - I.R.S. Identification No. of person.

Snow Becker Krauss P.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)		PF (SEE ITEM 3)

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization		New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

	7.	Sole Voting Power	53,333

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	53,333

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

866,666

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]

13.	Percent of Class Represented by Amount in Row (11)

21.7%

14.	Type of Reporting Person (See Instructions)

CO

Item 1. Security and Issuer.

This statement (this “Statement”) relates to the common stock, par value $0.001 per share (“Common Stock”) of Twin Lakes, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at P.O. Box 530850, Henderson, Nevada 89053.

Item 2. Identity and Background.

(a) This Statement is being filed by SBK Investment Partners, a partnership organized under the laws of the State of New York and Snow Becker Krauss P.C., a professional corporation organized under the laws of the State of New York (collectively, the “Reporting Persons”).

(b) The business address of the Reporting Persons is 605 Third Avenue, New York, New York 10158.

(c) SBK Investment Partners is an investment partnership consisting of the shareholders of Snow Becker Krauss P.C. Snow Becker Krauss is engaged in the practice of law, is counsel to the Issuer and Elliot H. Lutzker, a shareholder of Snow Becker Krauss P.C., is Secretary of the Issuer.

(d)-(e) During the last five years, neither the Reporting Persons, nor the partners of the SBK Investment Partners nor the shareholders of Snow Becker Krauss have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) SBK Investment Partners is a partnership organized under the laws of the State of New York and Snow Becker Krauss is a professional corporation organized under the laws of the State of New York.

Item 3. Source and Amount of Funds or Other Consideration.

Snow Becker Krauss purchased 40,000 shares of Common Stock and 13,333 Class A Warrants for an aggregate of $40 or $.001 per unit upon formation of the Issuer in January, 2000. SBK Investment Partners received 610,000 shares of Common Stock and 203,333 Class A Warrants as consideration for consulting services rendered to the Issuer.

Item 4. Purpose of Transaction.

Snow Becker Krauss acquired the 40,000 shares of Common Stock and 13,333 Class A Warrants for investment purposes. SBK Investment Partners acquired the 610,000 shares of Common Stock and 203,333 Class A Warrants as consideration for consulting services rendered to the Issuer.

Except as otherwise described herein, neither the Reporting Persons, nor the partners of the SBK Investment Partners nor the shareholders of Snow Becker Krauss, has any other plans or proposals as of the date hereof which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or By-laws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated in (a) through (i) above.

Item 5. Interest in Securities of the Issuer.

(a) At the date of this Statement, the Reporting Persons beneficially owns 650,000 shares of Common Stock and Class A Warrants to purchase 216,666 shares of Common Stock or approximately 21.7% of the Common Stock of the Issuer. This is based on 3,000,000 shares issued and outstanding as of the effective date of the Issuer’s Registration Statement on Form 10-SB and up to 1,000,000 shares issuable upon exercise of Class A Warrants shares.

(b) The partners of SBK Investment Partners have sole disposition and voting power with respect to 610,000 shares of Common Stock and 203,333 Class A Warrants and the shareholders of Snow Becker Krauss have sole disposition and voting power with respect to 40,000 shares of Common Stock and 13,333 Class A Warrants.

(c) None

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 3, 2003

SBK INVESTMENT PARTNERS

By:	/s/ Elliot H. Lutzker

Name:	Elliot H. Lutzker
Title:	Partner

SNOW BECKER KRAUSS P.C.

By:	/s/ Elliot H. Lutzker

Name:	Elliot H. Lutzker
Title:	Vice President and Director